

Mail Stop 3720

October 3, 2008

Mr. Burke Green
Principal Executive Officer
The Andina Group, Inc.
1297 N. Jodi Drive
Layton, UT 84041

Re: The Andina Group, Inc.
Amendment No. 2 to Form S-1
Filed September 24, 2008
File No. 333-148967

Dear Mr. Green:

      We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   We note your response to comment one from our letter dated July 17, 2008 that you have revised the prospectus to fix the price of the offering for the duration of the offering at $1.00 per share. Please remove any disclosure throughout your prospectus that is inconsistent with this plan of distribution, such as the disclosure on your prospectus cover page that indicates that the price at which the selling shareholders may sell their share may vary from $1.00 once your shares are quoted on the Over-the-Counter Bulletin Board.

2.   We have considered your response to comment one from our letter dated July 17, 2008 regarding the status of selling shareholders as underwriters. Please provide further analysis in your response letter as to why the entire offering is not an indirect primary offering by the company such that all selling shareholder should be named as underwriters. Your analysis should address the length of time the shares have been held by each selling

shareholder, the consideration paid for the shares and the percentage that the shares being offered represent of your outstanding shares held by non-affiliates. Focus in particular on the shares being offered by Messrs. Burke Green and by the five individuals who purchased a significant number of shares from Mr. Green in November 2007 for nominal consideration.

3.   We note your response to comment two from our letter dated July 17, 2008. Please revise your prospectus to disclose whether the company, including through its controlling officer/director/shareholder, has any intention to engage in a reverse merger or similar transaction with another party now or in the foreseeable future.

Registration Statement Cover Page

4.   Please indicate by check mark whether the company is a smaller reporting company. Please see instructions to Form S-1.

Prospectus Summary, page 3

5.   We note your revised disclosure on page 3 in response to comment four from our letter dated July 17, 2008 that "[s]hares being offered by non-affiliates represents 18.62% of our issued and outstanding shares." Our comment was intended to elicit disclosure of the percentile that results from dividing the number of shares being offered by the current number of outstanding shares held by non-affiliates. Please revise to disclose the percentage of outstanding shares currently held by non-affiliates that the shares being offered represent. In addition, in your response letter, provide your analysis of why you believe that the shares held by relatives of Mr. Green other than his wife and children should not be included in the number of shares held by affiliates.

As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Joseph Cascarano, Staff Accountant, at (202) 551-3376 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Staff Attorney, at (202) 551-3399, Kathleen Krebs, Special Counsel, at (202) 551-3810, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: Justeene Blankenship, Esq.
        Fax: (801) 274-1099